SCHEDULE 13D/A

(RULE 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

United Auto Group, Inc.

(Name of Issuer)

Common Stock (Par Value $0.0001 Per Share)
Common Stock (Par Value $0.0001 Per Share) Issuable Upon Conversion of Series A
Convertible Preferred Stock, Series B Preferred Stock or Exercise of Warrants

(Title of Class of Securities)

909440 10 9

(CUSIP Number)

Robert H. Kurnick, Jr.
Penske Corporation
13400 Outer Drive W
Detroit, MI 48239
313-592-7550

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 7, 2001

(Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO 909440 10 9	13D	PAGE 2	OF	16 PAGES

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) International Motor Cars Group I, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	7	SOLE VOTING POWER

NUMBER OF		11,257,587

SHARES	8	SHARED VOTING POWER

BENEFICIALLY		0

OWNED BY EACH	9	SOLE DISPOSITIVE POWER

REPORTING		11,257,587

PERSON	10	SHARED DISPOSITIVE POWER

WITH		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,756,948

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.7%

14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO 909440 10 9	13D	PAGE 3	OF	16 PAGES

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) International Motor Cars Group II, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,180,157

SHARES	8	SHARED VOTING POWER

BENEFICIALLY		0

OWNED BY EACH	9	SOLE DISPOSITIVE POWER

REPORTING		3,180,157

PERSON	10	SHARED DISPOSITIVE POWER

WITH		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,756,948

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.7%

14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO 909440 10 9	13D	PAGE 4	OF	16 PAGES

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Penske Capital Partners, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	7	SOLE VOTING POWER

NUMBER OF		14,437,744

SHARES	8	SHARED VOTING POWER

BENEFICIALLY		0

OWNED BY EACH	9	SOLE DISPOSITIVE POWER

REPORTING		14,437,744

PERSON	10	SHARED DISPOSITIVE POWER

WITH		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,756,948

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.7%

14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO 909440 10 9	13D	PAGE 5	OF	16 PAGES

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James A. Hislop

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

	7	SOLE VOTING POWER

NUMBER OF		15,000

SHARES	8	SHARED VOTING POWER

BENEFICIALLY		14,437,744

OWNED BY EACH	9	SOLE DISPOSITIVE POWER

REPORTING		15,000

PERSON	10	SHARED DISPOSITIVE POWER

WITH		14,437,744

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,756,948

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.7%

14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO 909440 10 9	13D	PAGE 6	OF	16 PAGES

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roger S. Penske

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

	7	SOLE VOTING POWER

NUMBER OF		418,333

SHARES	8	SHARED VOTING POWER

BENEFICIALLY		24,323,615

OWNED BY EACH	9	SOLE DISPOSITIVE POWER

REPORTING		418,333

PERSON	10	SHARED DISPOSITIVE POWER

WITH		24,323,615

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,756,948

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.7%

14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO 909440 10 9	13D	PAGE 7	OF	16 PAGES

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Penske Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	7	SOLE VOTING POWER

NUMBER OF		9,885,871

SHARES	8	SHARED VOTING POWER

BENEFICIALLY		0

OWNED BY EACH	9	SOLE DISPOSITIVE POWER

REPORTING		9,885,871

PERSON	10	SHARED DISPOSITIVE POWER

WITH		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,756,948

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.7%

14	TYPE OF REPORTING PERSON (See Instructions) CO

      This Amendment No. 10 (“Amendment”) amends and supplements the Schedule 13D filed on behalf of International Motor Cars Group I, L.L.C., a Delaware limited liability company (“IMCG I”), International Motor Cars Group II, L.L.C., a Delaware limited liability company (“IMCG II” and together with IMCG I, the “Purchasers”), Penske Capital Partners, L.L.C., a Delaware limited liability company (“PCP”), Penske Corporation, a Delaware corporation (“Penske Corporation”), Roger S. Penske and James A. Hislop (all such persons, the “Reporting Persons”) with the Securities and Exchange Commission on April 22, 1999, as amended by Amendment No. 1 filed on May 3, 1999, Amendment No. 2 filed on August 5, 1999, Amendment No. 3 filed on February 9, 2000, Amendment No. 4 filed on September 12, 2000, Amendment No. 5 filed on October 26, 2000, Amendment No. 6 filed on December 18, 2000, Amendment No. 7 filed on December 26, 2000, Amendment No. 8 filed on February 14, 2001, and Amendment No. 9 filed on March 6, 2001 (the “Schedule 13D”), relating to the Voting Common Stock, par value $0.0001 per share (the “Voting Common Stock”), of United Auto Group, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

ITEM 3.     Source and Amount of Funds or Other Consideration.

      The $31,342,152.00 cash purchase price for the 1,843,656 shares of Voting Common Stock of the Company purchased by Penske Corporation through Penske Automotive, its wholly owned subsidiary, from AIF (as defined in Item 5(c) below) was funded out of the working capital of Penske Corporation and was contributed by Penske Corporation to Penske Automotive.

ITEM 4.     Purpose of Transaction.

      The shares purchased by Penske Corporation through Penske Automotive pursuant to the AIF Purchase Agreement were purchased for investment purposes.

ITEM 5.     Interests in Securities of the Issuer.

      As of August 7, 2001, the Reporting Persons were advised by the Company that there were 23,432,221 shares of Voting Common Stock outstanding (not including and securities convertible into Voting Common Stock).

      (a)   As of August 7, 2001, as a result of the transactions previously reported on this Schedule 13D, the accrual of 207.526 shares of Series A Preferred Stock and 58.623 shares of Series B Preferred Stock in the form of payment in kind dividends on the outstanding shares of Preferred Stock, and the purchase by Penske Corporation indirectly through Penske Automotive of 1,843,656 shares of Voting Common Stock pursuant to the AIF Stock Purchase Agreement, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 24,756,948 shares of Voting Common Stock, which constitutes approximately 64.7% of the 38,278,298 shares of Voting Common Stock deemed to be outstanding for this purpose. The 38,278,298 shares deemed to be outstanding was determined by adding the 23,432,221 shares of Voting Common stock currently outstanding to the 14,846,077 shares of Voting Common Stock into which the securities reported as beneficially owned by the Reporting Persons are convertible or exercisable.

      On July 31, 2001, James A. Hislop purchased 15,000 shares of Voting Common Stock at $16.99 per share in an open market transaction on the New York Stock Exchange. The funds used to purchase such shares were obtained from the personal funds of James A. Hislop. James A. Hislop may hold his shares of Voting Common Stock, sell shares of Voting Common Stock, or purchase additional shares of Voting Common Stock depending on market and general economic conditions, the business affairs and financial condition of the Company, the market price of Voting Common Stock and other factors deemed relevant by James A. Hislop.

      As of August 7, 2001, taking into account only those securities held by the Reporting Persons that are currently outstanding and have voting rights, the Reporting Persons held approximately 64.7% of the voting power with respect to matters coming before the holders of the Voting Common Stock and the Series A Preferred Stock.

      (b)   Assuming the conversion into Voting Common Stock of the Series A Preferred Stock and Series B Preferred Stock and the exercise of the Warrants into Voting Common Stock, IMCG I has the sole power to direct the vote and disposition of 11,257,587 shares of Voting Common Stock, and IMCG II has the sole power to direct the vote and disposition of 3,180,157 shares of Voting Common Stock, in each case subject to certain restrictions contained in the Stockholders Agreement. Penske Corporation has the sole power to direct the vote and disposition of 9,885,871 shares of Voting Common Stock. James A. Hislop has the sole power to direct the vote and disposition of 15,000 shares of Voting Common Stock. Roger S. Penske has the sole power to direct the vote and disposition of 10,000 shares of Voting Common Stock, and, upon the exercise of the Second Closing Options and the exercise of a portion of an option (such portion covering 8,333 shares of Voting Common Stock) previously granted to Roger S. Penske, which portion vested on January 14, 2001, Roger S. Penske will have the sole power to direct the vote and disposition of an aggregate of 418,333 shares of Voting Common Stock.

      (c)   On August 7, 2001, Penske Corporation, through its wholly owned subsidiary, Penske Automotive, purchased 1,843,656 shares of Voting Common Stock at a price of $17.00 per share pursuant to the Purchase Agreement, dated as of August 7, 2001 (the “AIF Stock Purchase Agreement”), by and between Penske Automotive and AIF II, L.P. (“AIF”). The AIF Stock Purchase Agreement is attached hereto as Exhibit 24 and is incorporated in and made a part of this Schedule 13D in its entirety by this reference.

      Except as described herein, none of the Reporting Persons have effected any transactions in the Voting Common Stock since March 6, 2001, the date of the ninth amendment to this Schedule 13D.

ITEM 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      On August 7, 2001, Penske Automotive purchased 1,843,656 shares of Voting Common Stock from AIF pursuant to the AIF Stock Purchase Agreement. As of August 7, 2001 the purchase of all shares of Voting Common Stock covered by the AIF Agreement had closed.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 7, 2001

INTERNATIONAL MOTOR CARS GROUP I, L.L.C.

By:	PENSKE CAPITAL PARTNERS, L.L.C.

Its Managing Member

	By:	/s/ James A. Hislop

James A. Hislop

President

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 7, 2001

INTERNATIONAL MOTOR CARS GROUP II, L.L.C.

By:	PENSKE CAPITAL PARTNERS, L.L.C.

Its Managing Member

	By:	/s/ James A. Hislop

James A. Hislop

President

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 7, 2001

PENSKE CAPITAL PARTNERS, L.L.C.

By:	/s/ James A. Hislop

James A. Hislop

President

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 7, 2001

/s/ James A. Hislop James A. Hislop

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 7, 2001

/s/ Roger S. Penske Roger S. Penske

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 7, 2001

PENSKE CORPORATION

By:	/s/ Robert H. Kurnick, Jr.

	Name:	Robert H. Kurnick, Jr.

	Title:	Executive Vice President

EXHIBIT INDEX

Exhibit 24	--	Stock Purchase Agreement, dated as of August 7, 2001, by and between AIF II, L.P. and Penske Automotive Holdings Corp.